Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Carlson, Gerald G.	2. Issuer Name and Ticker or Trading Symbol Nevada Star Resource Corp. (NVSRF)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director ___ 10% Owner _X_ Officer (give title below) ___ Other (specify below) President
(Last) (First) (Middle) 625 Howe Street, Ste 500	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 4/11/2003
(Street) Vancouver BC Canada V6C 2T6		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common	12/27/2002	12/27/2002	S		10,000	D	CDN$0.27	56,700	I	Footnote (1)
Common	01/13/2003	01/13/2003	S		14,000	D	CDN$0.25	42,700	I	Footnote (1)
Common	01/21/2003	01/21/2003	S		6,000	D	CDN$0.25	36,700	I	Footnote (1)
Common	01/21/2003	01/21/2003	S		5,000	D	CDN$0.27	31,700	I	Footnote (1)
Common	02/10/2003	02/10/2003	C		20,000	A	CDN$0.	51,700	I	Footnote (1)
Common	02/25/2003	02/25/2003	C		46,700	A	CDN$0.25	98,400	I	Footnote (1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options	CDN$0.25	08/07/2002	08/07/2002	X		3,000,000		(2)	02/04/2007	Common	3,000,000	$0	3,000,000	I	Footnote (1)
Warrants	CDN$0.25	02/10/2003	02/10/2003	X			20,000	02/25/2002	02/25/2004	Common	20,000	$0	20,000	I	Footnote (1)
Warrants	CDN$0.25	02/25/2003	02/25/2003	X			46,700	02/25/2002	02/25/2004	Common	46,700	$0	46,700	I	Footnote (1)
Explanation of Responses:

(1) KGE Management LTD is a corporation owned by Gerald Carlson and Dorell Carlson (husband and wife)

(2) Option is exercisable as follows:

* The first million shares are exercisable when the shares trade above CDN $0.50 for 30 days;

* The second million shares are exercisable when the shares trade above CDN $0.75 for 30 days: and

* The third millions shares are exercisable when the shares trade above CDN $1.00 for 30 days.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Gerald G. Carlson **Signature of Reporting Person	04/11/2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2